2007 DEC 19 A

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

December 17, 2007

07028714

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 26 2007
THOMSON
FINANCIAL

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated December 17, 2007 [English translation].

12/20

Sumitomo Corporation
1-8-11 Harumi, Chuo-ku, Tokyo 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

December 17, 2007
Sumitomo Corporation
Susumu Kato, President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact : Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that Fountain Shipping S.A (wholly-owned subsidiary :hereinafter referred as Fountain Shipping) adopted its dissolution on December17, 2007 and Fountain Shipping shall finish its liquidation by January, 2008.

1. Reason for dissolution of Fountain Shipping
   Fountain Shipping was established in November, 2004 and had had Fountain Gas (high-pressure gas ship) since August, 2005, but, because of the viewpoint of the economy, we decided to sell this ship in September, 2007. Therefore, Fountain Shipping will be dissolved because there was no necessity for continuing.

2. Profile of the dissolved company, Fountain Shipping (as of the end on September, 2007.)
   (1) Company Name : Fountain Shipping S.A.
   (2) Location of Headquarter : Panama
   (3) Month of Foundation : November, 2004
   (4) Paid-in Capital : USD 1,000.00
   (5) President : Manabu Yamane
   (6) Business Description : Special Purpose Company To Have a Ship
   (7) Result from Recent Business Years (Millions of Yen) :

	2006 / 2	2007 / 2
Sales	181	315
Ordinary Income	12	4
Net Income	12	4

3. Schedule of the liquidation
   The liquidation of Fountain Shipping shall be finished by January, 2008.
4. Effect on Business Results
   The dissolution of Fountain Shipping has slight effect on our consolidated business results.

END